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                             June 21, 2022

       Behrooz Abdi
       Chief Executive Officer and Chairman of the Board
       ACE Convergence Acquisition Corp.
       1013 Centre Road, Suite 403S
       Wilmington, DE 19805

                                                        Re: ACE Convergence
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 3, 2022
                                                            File No. 001-39406

       Dear Mr. Abdi:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed June 3, 2022

       Reasons for the Proposal, page 17

   1. We note the statement that the parties "are working towards satisfaction of the conditions to completion of the
Business Combination," but "the Board has determined that there may not be sufficient
time" before July 13, 2022 to hold the meeting and complete the transaction. Please
revise to describe in greater detail the reasons for proposing the extension. We note, for
example, your statements in your Form 8-K dated May 3, 2022
                                                        that you need
"additional time to revise and finalize [your] financing arrangements with respect to the Business
Combination described in the registration statement on Form S-4."
                                                        Discuss what are or
were your existing financing arrangements and why they require revision. Disclose the
nature of the revisions and any other circumstances or
                                                        arrangements that have
changed since the effective date of your registration statement on
                                                        Form S-4. Finally,
provide us with an analysis of whether you intend to file a post-
                                                        effective amendment to
the Form S-4.
 Behrooz Abdi
FirstName  LastNameBehrooz
ACE Convergence   AcquisitionAbdi
                              Corp.
Comapany
June       NameACE Convergence Acquisition Corp.
     21, 2022
June 21,
Page 2 2022 Page 2
FirstName LastName
General

2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a
         U.S. government entity, such as the Committee on Foreign Investment in the United
         States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.
         Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
3. Please disclose the resignation of Citigroup Global Markets Inc. ( Citi") and the potential impact of such resignation on the business combination with Tempo. In this regard, we note your disclosures in prior filings that Citi was engaged to serve as placement agent for the intended PIPE and convertible note investment, as a financial advisor and was involved in discussions related to the business combination. If Citi would have played a role in the closing, identify the party who will be filling Citi's role.
4. Please disclose whether the fees paid or due to Citi have been waived or forfeited. If so, to the extent that such fees relate to services that have already been rendered, please add disclosure describing the risk that such services have already been rendered, yet Citi is waiving such fees and disclaims responsibility for the S-4 registration statement relating to the business combination with Tempo. Clarify the unusual nature of any such fee waiver and the impact of it on the evaluation of the business combination. If any fees will be waived or forfeited, please also revise, as appropriate, your pro forma financial information.
5. Please provide us with a letter from Citi stating whether it agrees with the intended disclosures related to its resignation and, if not, stating the respects in which it does not agree. Provide disclosure to reflect that you have discussed the disclosure with Citi and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Citi does not respond, please provide disclosure to indicate you have asked and not received a response and include disclosure about such fact and the risks to investors. Additionally, please indicate that you will not speculate about the reasons that
         Citi withdrew from its role as financial advisor and forfeited its fees, if applicable. The disclosure should clarify whether Citi performed substantially all the work to earn its fees.
6. If Citi advised you on the business combination and related transactions, please add disclosure that your Board of Directors engaged an advisor that assisted in its
 Behrooz Abdi
FirstName  LastNameBehrooz
ACE Convergence   AcquisitionAbdi
                              Corp.
Comapany
June       NameACE Convergence Acquisition Corp.
     21, 2022
June 21,
Page 3 2022 Page 3
FirstName LastName
         consideration of the transaction and has subsequently withdrawn, and explain whether the
         Board has undertaken any additional procedures in reviewing the recommendation in light of the withdrawal of its advisor on whom it relied. If not, the Board should disclose that its advisor resigned and it opted not to revisit the projections and other financial and non-
         financial information on which Citi advised. Please disclose your rationale for such decision.
7. Please tell us whether you are aware of any disagreements with Citi regarding the disclosure in the S-4 registration statement.
8. Please tell us whether Citi was involved in the preparation of any disclosure that is included in the S-4 registration statement, including any analysis or materials underlying the disclosure in the registration statement, including without limitation the projected financial information of Tempo beginning on page 150. If so, clarify Citi's involvement, whether it has retracted any work product associated with the transaction, and also include disclosure describing the risks related to Citi's role in connection with the preparation of the registration statement and the valuation of Tempo and that it disclaims any liability in connection with such disclosure included in the registration statement.
9. Please provide us with any correspondence between Citi and other parties involved with the business combination relating to Citi's resignation.
10. Please provide us with the engagement letter between you and Citi. Please disclose any ongoing obligations of you or Citi pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, and discuss the impacts of those obligations on you and Citi.
11.      Please disclose the following:
             When a financial institution is named in a proxy statement/prospectus, it typically presumes a level of due diligence and independent analysis on the part of such financial institution, and it also typically means that a financial institution has done a level of due diligence ordinarily associated with a professional engagement.
             Citi's withdrawal indicates that it does not want to be associated with the disclosure or the underlying business analysis related to the transaction. In addition, your disclosure should caution investors that they should not place any reliance on the fact that the firm has been previously involved with the transaction.
12. Please disclose whether the PIPE and convertible note investors have been notified of
         Citi's resignation and whether any of the PIPE and convertible note investors have withdrawn from the deal based on Citi's resignation. Also disclose whether Jefferies or any other advisor will be paid the portion of the fee owed to Citi.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Behrooz Abdi
ACE Convergence Acquisition Corp.
June 21, 2022
Page 4

      Please contact Geoff Kruczek at (202) 551-3641 or Anne Parker, Office Chief, at (202)
551-3611 with any other questions.



                                                         Sincerely,
FirstName LastNameBehrooz Abdi
                                                         Division of
Corporation Finance
Comapany NameACE Convergence Acquisition Corp.
                                                         Office of
Manufacturing
June 21, 2022 Page 4
cc:       Gregg Noel
FirstName LastName